Exhibit 21

PROCENTURY CORPORATION
SUBSIDIARIES

     The following is a list of subsidiaries of ProCentury Corporation at December 31, 2004. All entities are subsidiaries of ProCentury Corporation.

Name of Company	State of Incorporation

Century Surety Company	Ohio

ProFinance Statutory Trust I	Connecticut

ProFinance Holdings Statutory Trust II	Connecticut